

June 14, 2010

Mr. Arnold R. Klann
President and Chief Executive Officer
BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, CA 92618

> **Re: BlueFire Ethanol Fuels, Inc.**
> **Post-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed May 24, 2010**
> **File No. 333-148199**

Dear Mr. Klann:

We have limited our review of your registration statement to those issues that we have addressed in our comment. We may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

General

1. It appears that the prospectus has been in use for more than nine months after the effective date of post-effective amendment 2, that the audited financial statements contained therein are older than 16 months, and that you have not sought to update the prospectus pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the all information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us a letter, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions about the comment or other disclosure issues.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: X-Pedited Transfer Corporation
       Agent for Service, BlueFire Ethanol Fuels, Inc.
       535 16th Street, Suite 810
       Denver, CO 80202

By facsimile to (732) 577-1188 and U.S. Mail:
Joseph M. Lucosky, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726